VF 3-4-02



02005899

(UNI)TED STATES
(SECURITIES AND) EXCHANGE COMMISSION
(Washin)gton, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8- 41206 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Tavenner Company

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 Mechanicsburg Road
(No. and Street)

Springfield, Ohio 45502
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Tavenner 1-800-453-6922
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name — *if individual, state last, first, middle name*)

2525 North Limestone Street, Springfield, Ohio 45503
(Address) (City) (State) (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02

## OATH OR AFFIRMATION

I, William Tavenner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tavenner Company, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public No Exp. Date

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

February 11, 2002

To the Board of Directors
The Tavenner Company

We have audited the financial statements of The Tavenner Company for the year ended December 31, 2001 and 2000, and have issued our report thereon dated February 11, 2002. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated January 10, 2002, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of The Tavenner Company. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

(Other Information in Documents Containing Audited Financial Statements)

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by The Tavenner Company are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2001 and 2000. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

2525 North Limestone Street, Suite 103, Springfield, OH 45503-4291, 937/399-2000, FAX 937/399-5433

CINCINNATI COLUMBUS DAYTON MIDDLETOWN SPRINGFIELD

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, whether recorded or unrecorded by the Company, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the use of the Board of Directors, and management of The Tavenner Company and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,



Clark, Schaefer, Hackett & Co.


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2002
354
WASH. D.C.
SECTION

# THE TAVENNER CO.

## Financial Statements

## December 31, 2001 and 2000

## with

## Independent Auditors' Report

**THE TAVENNER COMPANY**

Table of Contents

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

# Independent Auditors' Report

Board of Trustees
The Tavenner Company
Springfield, Ohio

We have audited the accompanying statements of financial condition of The Tavenner Company (the Company) as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000 and the results of the operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 11, 2002

**THE TAVENNER COMPANY**

Statements of Financial Condition

December 31, 2001 and 2000

Assets

| | | 2001 | 2000 |
|---|---|---|---|
| Current assets: | | | |
| Cash | $ | 759 | 7,409 |
| Certificate of deposit, due September 6, 2002 | | 6,553 | 6,350 |
| Commission receivable | | 2,103 | - |
| Advance to related party | | 3,140 | 3,140 |
| Total assets | $ | 12,555 | 16,899 |

Liabilities and Stockholder's Equity

| | | 2001 | 2000 |
|---|---|---|---|
| Current liabilities: | | | |
| Accrued liabilities | | 737 | - |
| Stockholder's equity: | | | |
| Common stock, no par value; authorized 750 shares, 100 shares issued and outstanding | $ | 200 | 200 |
| Additional paid-in capital | | 18,115 | 15,115 |
| Accumulated deficit | | (6,497) | 1,584 |
| Total stockholder's equity | | 11,818 | 16,899 |
| Total liabilities and stockholder's equity | $ | 12,555 | 16,899 |

See accompanying notes to the financial statements.

**THE TAVENNER COMPANY**

Statements of Operations

For the Years Ended December 31, 2001 and 2000

| | | 2001 | 2000 |
|---|---|---|---|
| Revenue: | | | |
| Commissions | $ | 114,230 | 121,192 |
| Interest | | 203 | 289 |
| Total revenue | | 114,433 | 121,481 |
| Expenses: | | | |
| Commissions | | 98,177 | 83,203 |
| Professional fees | | 7,171 | 9,959 |
| Insurance | | 11,281 | 8,667 |
| Regulatory fees | | 3,641 | 3,810 |
| Advertising | | - | 1,350 |
| Bank charges | | 98 | 112 |
| Computer services | | - | 1,255 |
| Dues and subscriptions | | 1,176 | 2,174 |
| Office supplies | | 961 | 1,578 |
| Telephone | | - | 42 |
| Travel | | - | 1,313 |
| Fee quotron equipment | | - | 4,979 |
| Miscellaneous | | 9 | 263 |
| Total expenses | | 122,514 | 118,705 |
| Net (loss) income | | (8,081) | 2,776 |

See accompanying notes to the financial statements.

**THE TAVENNER COMPANY**

Statements of Changes in Stockholder's Equity

For the Years Ended December 31, 2001 and 2000

| | | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2000 | $ | 200 | 15,115 | (1,192) | 14,123 |
| Net income | | - | - | 2,776 | 2,776 |
| Balance at December 31, 2000 | | 200 | 15,115 | 1,584 | 16,899 |
| Capital contribution | | - | 3,000 | - | 3,000 |
| Net loss | | - | - | (8,081) | (8,081) |
| Balance at December 31, 2001 | $ | 200 | 18,115 | (6,497) | 11,818 |

See accompanying notes to the financial statements.

**THE TAVENNER COMPANY**

Statements of Cash Flows

For the Years Ended December 31, 2001 and 2000

| | | 2001 | 2000 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net (loss) income | $ | (8,081) | 2,776 |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | | | |
| Effect of changes in operating assets and liabilities: | | | |
| Accounts receivable | | (2,103) | - |
| Accrued and withheld liabilities | | 737 | - |
| Net cash provided (used) by operating activities | | (9,447) | 2,776 |
| Cash flows used by investing activities: | | | |
| Increase in certificate of deposit | | (203) | (6,350) |
| Cash flows from financing activities: | | | |
| Additional paid in capital | | 3,000 | - |
| Decrease in cash | | (6,650) | (3,574) |
| Cash, beginning of year | | 7,409 | 10,983 |
| Cash, end of year | $ | 759 | 7,409 |
| Supplemental disclosures: | | | |
| Cash paid for: | | | |
| Interest | $ | - | - |
| Taxes | $ | - | - |

See accompanying notes to the financial statements.

**THE TAVENNER COMPANY**
Notes to the Financial Statements
December 31, 2001 and 2000

1. Summary of Significant Accounting Policies:

   The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

   Method of accounting

   The Company utilizes the accrual basis method of accounting.

   Cash

   For the purpose of financial statement reporting, the Company considers amounts on hand and in demand deposits and certificates of deposit with original maturities of three months or less to be cash.

   Use of estimates

   Financial statements prepared in conformity with accounting principles generally accepted in the United States of Ohio requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Operations:

   The Company is a registered broker/dealer engaged primarily in selling mutual funds and variable life products. Customers' securities transactions are recorded on a settlement date basis and the related commission revenues and expenses are accrued on a trade date basis.

   All securities transactions are carried on a fully disclosed basis.

   The Company is exempt from special reserve requirements for brokers and dealers under rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(ii).

3. Federal Income Taxes:

   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes. Instead, the shareholder is liable for the individual federal income taxes on his respective share of the Company's taxable income.

4. Related Party Transactions:

   During 1999 the Company advanced $3,140 in a newly formed Limited Liability Company. This amount is currently carried as and advance to a related party.

   The company's sole stockholder also controls an insurance company. Certain administrative services, office space and equipment were provided to the Company with out charge during 2001 and 2000.

5. Subordinated Liabilities:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2001 and 2000. Therefore, no related reporting to regulatory agencies is required.

6. Net Capital Requirements:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 and 2000 the Company had net capital of $7,280 and $13,727, which was $2,280 and $8,727 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.1 to 1.0 and 0.0 to 1 for 2001 and 2000 respectively.

**THE TAVENNER COMPANY**

Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2001

| | | |
|---|---|---|
| Net Capital: | | |
| Total stockholder's equity | $ | 11,818 |
| Deductions for non-allowable assets: | | |
| Advance to related party | | (3,140) |
| Accounts receivable | | (1,366) |
| Haircuts on securities | | |
| Certificate of deposit (1/2 of 1%) | | (32) |
| Net Capital | $ | 7,280 |
| Aggregate Indebtedness: | | |
| Accrued expenses | $ | 737 |
| Total aggregate indebtedness | $ | 737 |
| Computation of Basic Net Capital Requirement: | | |
| Minimum net capital requirements: | | |
| Minimum dollar requirement | $ | 5,000 |
| Total requirement | $ | 5,000 |
| Excess Net Capital | | 2,280 |
| Ratio: Aggregate indebtedness to net capital | | 0.1 to 1 |
| Reconciliation with Company's Computation: | | |
| (Included in part IIA of Form X-17A-5 as of December 31, 2001) | | |
| Net capital per unaudited computation | $ | 7,295 |
| Adjustment to reflect haircut on certificate of deposit | | (15) |
| Net capital per audited computation above | $ | 7,280 |

See accompanying notes to the financial statements.

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

## Independent Auditors' Report on Internal Controls

Board of Directors
The Tavenner Company

In planning and performing our audit of the financial statements of The Tavenner Company (the Company), for the year ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 11, 2002